Exhibit 10.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements of Nexus Telocation Systems Ltd., on Form F-3 (No. 333-111019) and on Form S-8 (No. 333-113420) and each prospectus constituting a part thereof, of our report dated March 7, 2004, with respect to the consolidated financial statements of Nexus Telocation Systems Ltd., included in this Annual Report on Form 20-F for the year ended December 31, 2003.

/s/ Kost Forer Gabbay & Kasierer, (Former Kost Forer & Gabbay) A member of Ernst & Young Global

Tel Aviv, Israel
June 30, 2004